Filed by Providian Financial Corporation
                                                      Pursuant to Rule 425 under
                                     the Securities Act of 1933 and deemed filed
               pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                Subject Company: Providian Financial Corporation
                                                  Commission File No.: 001-12897

          2ND QUARTER 2005 EARNINGS CONFERENCE CALL SCRIPT: Q&A SESSION

IMPORTANT LEGAL INFORMATION

This communication contains information about the proposed merger transaction involving Washington Mutual, Inc. and Providian Financial Corporation. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus for the shareholders of Providian, and Washington Mutual and Providian will each be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus will be mailed to Providian's shareholders. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC's Internet site (http://www.sec.gov). The definitive proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual's website at www.wamu.com under the tab "About WaMu" and then under the heading "Investor Relations" or by accessing Providian's website at www.providian.com under the tab "About Providian" and then under the heading "Investor Relations."

Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual's directors and executive officers is available in Washington Mutual's proxy statement for its 2005 annual meeting of shareholders and Washington Mutual's 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian's directors and executive officers is available in Providian's proxy statement for its 2005 annual meeting of shareholders and Providian's Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is transcript of the question and answer session held at the Providian Financial Corporation second quarter 2005 earnings conference call:

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OPERATOR

Thank you. Our first question comes from Ed Groshans from Fox-Pitt Kelton. You may ask your question.

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ED GROSHANS  - FOX-PITT KELTON - ANALYST

Good afternoon, everyone, and great quarter.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Thank you.

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ED GROSHANS  - FOX-PITT KELTON - ANALYST

Joe, during your opening remarks, you talked about the pending merger with Washington Mutual not disrupting any of the partnerships. Have you been in discussion with MBNA concerning the partnership you have with them, now that they have agreed to be acquired by Bank of America?

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Well, of course we have. But those conversations are obviously confidential. I don't-- we don't perceive that there's-- there will be any disruption to any of the arrangements that we currently have.

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ED GROSHANS  - FOX-PITT KELTON - ANALYST

Tony, you talked about the IO write-ups and the slight drop in the discount rates. Can you just give a little bit of color about what you see in the environment or the trends or assumptions driving those.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Yeah, basically the IO write-up was the result of securitization activity. We ramped up our conduits in the second quarter for liquidity purposes. The performance, as you can see by the excess spreads is remaining relatively constant as the margin and the high 8% level. And on rates, we got a little bit of a benefit in our spreads actually as a result of the announcement of the merger. The spreads came in a little for us, so the discount rates were effectively neutral over the quarter-to-quarter.

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ED GROSHANS  - FOX-PITT KELTON - ANALYST

Excellent. Thank you.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

As far as trends go, we would continue to expect the benefit of the merger announcement on our spreads.

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ED GROSHANS  - FOX-PITT KELTON - ANALYST

Thank you very much.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Sure.

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OPERATOR

Our next question comes from Bob Napoli from Piper Jaffray. You may ask your question.

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BOB NAPOLI  - PIPER JAFFRAY & CO - ANALYST

Two questions. One, I guess on the marketing side, what are you seeing in response rate trends within your business?

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Well, we don't disclose our specific response rates, but we have been, we've been pleasantly surprised and things are going along according to plan and I think that that's how I spoke about them in my comments.

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BOB NAPOLI  - PIPER JAFFRAY & Co - ANALYST

Okay. The-- Joe, I-- I wondered in your past if you have, if you have sold credit cards through branches, if you have-- and if that was something that you felt was significant in merging with somebody like a Washington Mutual.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Well, yes. I mean of course I have. When I ran the Fleet portfolio after Fleet purchased Advanta, they had very little penetration of their customer base with their credit card. As a matter of fact, I think at the time Advanta had more Fleet accounts than Fleet did. So we worked on that for three years, so I have quite a bit of experience and I think that it's a terrific opportunity with Washington Mutual.

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BOB NAPOLI  - PIPER JAFFRAY & CO - ANALYST

Okay. That's it. Congratulations on your deal with Washington Mutual and good luck.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Thank you.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Thanks, Bob.

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OPERATOR

Our next question comes from Stephen Shulz from KBW. You may ask your question.

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STEPHEN SHULZ  - KEEFE, BRUYETTE & WOODS - ANALYST

Thanks, guys. Tony, can you just run through where the income tax benefit actually showed up in the income statement, the 32 million reversal of interest expense also, was that in the expense, other expense line?

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Yeah, the 32 million rolled through the non-interest expense line and then you have to tax effect that in the net income line and then there was an additional about $40 million approximately of tax credits that went through the tax line.

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STEPHEN SHULZ  - KEEFE, BRUYETTE & WOODS - ANALYST

Okay. And then just last question, the credit product, the income looks like it stabilized the last couple quarters. Is there anything to read into that in terms of changes in consumer behavior in terms of demand for credit products?

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

I think on the fee income, what you have seen is we're starting-- we've pretty much ramped up to a steady state in the balance transfer fees that we were deferring, so you're pretty much getting a full load in there now on a quarterly basis, and the fee product income we sell has stabilized. We've pretty much run off the deferred fee income that was, you know, the old annual membership fees and credit life deferred fees. So you're starting to see more of a steady state there.

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STEPHEN SHULZ  - KEEFE, BRUYETTE & WOODS - ANALYST

Gotcha. Thank you very much, guys.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Sure.

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OPERATOR

Next question comes from Chris Brendler from Legg Mason. You may ask your question.

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CHRIS BRENDLER  - LEGG MASON WOOD WALKER - ANALYST

Hey, good evening. Couple questions, I guess. Ask this one a little bit differently, any changes in the competitive environment in your core market? We've heard commentary from some of your competitors that it's getting tougher in the middle market and response rates from several industry sources are suggesting that they are reaching new lows, but if you could give us any additional color on that, that would be helpful.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Well, I think that the competition is intensifying and we've talked about that before. We've also been preparing for that and there's a number of things that we've done and we're enjoying quite a bit of success at this particular point in time in our stations. I would say that it would fall in the category of being pleasantly surprised.

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CHRIS BRENDLER  - LEGG MASON WOOD WALKER - ANALYST

Okay. Any -- do you think about the mix of new business next year along the lines of retail distribution channel? It seems to me that we're losing a little bit of traction through direct mail. Do you think that the retail distribution channel will be a meaningful part of your account growth next year?

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Well, I mean it depends on how you describe meaningful, but, yes, to us it will be meaningful. We expect to do quite well, but I'm not prepared to talk about what percent of it, of our new accounts that it would be.

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CHRIS BRENDLER  - LEGG MASON WOOD WALKER - ANALYST

I figured it didn't hurt to ask. And then one final question, credit quality, excellent, as usual. Any comments, I guess, or any thoughts to what the impact may be from the increase in minimum payments a lot of the other issuers -- is this something you think will actually impact your results or is it just too hard to tell at this point?

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

We don't think there's anything going on, including the minimum payment that will have an appreciable effect on our results. We don't think that anything that is going on will have any effect in 2005. We continue to work on the minimum payment issue, but as we've said before, we ask for higher minimum payments than most people have over a period of time. We don't think that the -- we don't think that what -- however this lines up that it will be particularly -- (inaudible).

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CHRIS BRENDLER  - LEGG MASON WOOD WALKER - ANALYST

Okay. Thanks for your help tonight and over the last several years. Take care.

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JOE SAUNDERS  - PROVIDIAN FINANCIAL CORPORATION - CHAIRMAN, PRESIDENT & CEO

Thanks, Chris.

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OPERATOR

Our next question comes from Mr. Joel Houck from Wachovia. You may ask your question.

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JOEL HOUCK  - WACHOVIA SECURITIES - ANALYST

Thanks, good evening. Can you, Tony, give us a little more color on the margin expansion in the quarter and then as you kind of think about the Washington Mutual integration, you guys obviously have a lot of excess capital and liquidity and how that kind of plays out in a, as you guys kind of roll into Washington Mutual.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Sure. As far as the margin expansion in the quarter, remember, the first quarter was impacted by just under 40 basis points from the judgment on the interest accrual we did. So if you pull that out, the margin is running, you know, relatively flat to the first quarter, but, again, trending in our opinion in the right direction.

If you looked at the liquidity side of the business, I think it's a little too early to tell, obviously. We would expect to benefit from better pricing relative to the deposit mix in the business, and as I said earlier, we are seeing benefits already in the implied spreads on our debt products, just from the step-up of implied rating that we would get from moving into their balance sheet. So overall, we expect a significant benefit in our funding costs.

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JOEL HOUCK  - WACHOVIA SECURITIES - ANALYST

But you wouldn't expect to have to hold as high as 20% of--

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

Oh, no, no, no. It will obviously merge into a consolidated balance sheet, and I assume some of the benefit of this transaction will be to take some of the liquidity out of our business.

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JOEL HOUCK  - WACHOVIA SECURITIES - ANALYST

Okay. Best of luck, guys.

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TONY VUOTO  - PROVIDIAN FINANCIAL CORPORATION - VICE CHAIRMAN & CFO

All right. Thanks, Joel.

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OPERATOR

[OPERATOR INSTRUCTIONS]

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JACK CARSKY  - PROVIDIAN FINANCIAL CORPORATION - SVP,IR

Well, I guess that's it, Elaine. Thank you very much, and thank you, all, for joining us today, and if anybody has follow-up questions, feel free to call us at Investor Relations. Thank you.

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OPERATOR

This concludes today's conference. Thank you for joining.